Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces to its shareholders and the market at large that Mr. Alexsandro Broedel Lopes was nominated by the Board of Directors as the Company’s new Investor Relations Officer, to take over from Mr. Marcelo Kopel, who will now assume new duties at the Itaú Unibanco Conglomerate, as the Executive Officer acting in the Cards and Vehicles Offices.

Mr. Lopes has been the Company’s Executive Finance, Market Risk and Liquidity Officer since April 2015, an Officer from August 2012 to March 2015, and will from this date on also act as the Relations Investor Officer. A member of the Disclosure and Trading Committee since October 2013, in addition to conducting the management of other Itaú Unibanco companies, he has a PhD degree in Accounting and Finance from Manchester Business School, and bachelor’s degrees in Accounting and Law from Universidade de São Paulo (USP). He is also a former Officer at the Brazilian Securities Commission (CVM).

The Investor Relations Officer continues to report to the Executive Vice-President of Risks and Finance Mr. Caio Ibrahim David, the Conglomerate’s CFO and CRO.

São Paulo, October 6, 2017.

MARCELO KOPEL

Investor Relations Officer